

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2015

Via E-Mail
Blake J. Irving
Chief Executive Officer
GoDaddy Inc.
14455 N. Hayden Road
Scottsdale, AZ 85260

> **Re:** **GoDaddy Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed February 24, 2015**
> **File No. 333-196615**

Dear Mr. Irving:

We have reviewed the above-referenced filing and have the following comments.

Unaudited Pro Forma Financial Information

Unaudited Pro Forma Consolidated Statement of Operations, page 71

1. Please tell us how you calculated the GoDaddy Inc. pro forma weighted-average shares outstanding from the Desert Newco weighted-average units outstanding for the year ended December 31, 2014, as disclosed on page F-8, presented in the information you provided supplementally.

Unaudited Pro Forma Consolidated Balance Sheet, page 73

2. Please tell us how you calculated the adjustment for the non-controlling interest in the initial public offering adjustments column in the information you provided supplementally.

Notes to Consolidated Financial Statements

Note 15. Subsequent Events, page F-36

3. Please revise to disclose the stock option grant on February 23, 2015, as well as the expected impact the additional grants will have on your financial statements, as it appears to be significant and occurred before the financial statements were available to be issued.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief

cc: Via E-Mail
Allison B. Spinner
Wilson Sonsini Goodrich & Rosati, P.C.